Exhibit 99.22

Enthusiast Gaming and G FUEL Forge Multi-Year Partnership

Partnership encompasses Luminosity Gaming esports sponsorships, influencer engagement, event activations, and media advertising that spans across Enthusiast Gaming’s diverse platform

TORONTO, May 06, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) today announced a new partnership with leading gaming energy drink brand G FUEL, to build an integrated marketing campaign that leverages the full Enthusiast Gaming platform and its reach of over 200 million gamers. The multi-year partnership will utilize Enthusiast Gaming’s platform to help increase G FUEL’s brand awareness and continue to drive market share. This partnership is also monumental for Enthusiast Gaming and its esports organization, Luminosity Gaming, as it continues to validate its dominance within the gaming space.

Founded in 2012, G FUEL provides a healthier, more effective alternative to standard energy drinks. Professional esports players and gamers around the world rely on G FUEL’s natural, sugar-free, focus-enhancing and high-performance energy products to take their gaming to unprecedented levels. Because of the size and scale of its platform, Enthusiast Gaming and G FUEL will create a fully customized marketing campaign that will communicate G FUEL’s key messaging strategy and engage specifically with its target market.

Enthusiast Gaming will leverage its platform of gaming and esports communities to promote G FUEL by providing user generated content, influencer marketing, online entertainment and advertising across its entire media network. G FUEL will be a key sponsor of Luminosity Gaming, a significant alliance between two leaders in the industry. Luminosity Gaming is one of the world’s top esports organizations, the owners of seven professional esports teams and home to many of the most influential content creators and elite esports athletes. G FUEL will tap into Luminosity’s influencer and content creator network to reach its combined social following of over 60 million fans. As a sponsor, the G FUEL logo will be placed on Luminosity’s jerseys.

“We’re excited to partner with Enthusiast to reach previously untapped corners of the gaming community and increase awareness of G FUEL,” commented Cliff Morgan, Founder and CEO of G FUEL. “Luminosity Gaming is an elite, world-class esports organization, and as The Official Energy Drink of Esports®, our partnership makes perfect sense. We’ve built a passionate community within the gaming and esports sector and can’t wait to work with Enthusiast to drive authentic engagement with their incredible platform of gamers.”

Adrian Montgomery, CEO of Enthusiast Gaming commented, “Partnering with a brand so deeply rooted in the gaming sector like G FUEL is exciting for a number of reasons. G FUEL is a leader in the gamer energy drink sector and using our platform to communicate and engage with gamers continues to validate our strategy and is a significant milestone for our direct sales team.” He continued, “Execution is also very important, and over the last number of months, we’ve been able to demonstrate the success of our integrated advertising offerings and prove that using our platform has more touchpoints and engages with more gamers than any other gaming company. We are thrilled to partner with G FUEL and look forward to building a long-term partnership over our shared passion of gaming.”

About G FUEL

As The Official Energy Drink of Esports®, G FUEL provides gamers with a healthier, more performance-driven alternative to standard energy drink products. With an ever-expanding, sugar-free product lineup that includes a powdered energy formula, ready-to-drink cans, a hydration formula, and edible energy crystals, G FUEL has firmly established itself as the market leader in the gamer energy drink industry. With over 180,000 5-star Shopper Approved Ratings, a shipping network that spans over 125 countries, a newly-forged nationwide retail campaign, and a global social media footprint of over 400 million followers, G FUEL maintains the industry’s largest and most passionate community of fans, customers, content creators, and partners. Content creators and partners who include the likes of PewDiePie, Summit1G, NICKMERCS, KSI, Roman Atwood, Bethesda Game Studios, HYPEMAKER, WWE, and now Luminosity Gaming.

Join the movement today at GFUEL.com and follow us on social media @GFuelEnergy.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

G FUEL Press Contact:

media@gfuel.com

G FUEL Distribution and Wholesale Contact:

jim@gfuel.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.